Filed pursuant to Rule 433

Registration Statement 333-250981

Relating to Preliminary Prospectus Supplement dated June 23, 2021

Republic of Panama

U.S.$750,000,000 4.500% Global Bonds due 2050

June 23, 2021

Final Term Sheet

Issuer:	Republic of Panama (“Panama”)

Transaction:	4.500% Global Bonds due 2050 (the “Bonds”)

Distribution:	SEC Registered

Ranking:	Unsecured

Expected Ratings*:	Baa2/BBB/BBB- by Moody’s, S&P, and Fitch (stable for Moody’s and S&P and negative for Fitch)

Amount Issued:	U.S.$750,000,000 aggregate principal amount

Coupon:	4.500% (30/360 day count basis)

Maturity:	April 16, 2050

Offering Price:	112.383% of principal amount, plus accrued interest totaling U.S.$6,937,500, or U.S.$9.250 per U.S.$1,000 principal amount of the Bonds, from April 16, 2021, to, but not including, June 30, 2021, plus accrued interest, if any, from June 30, 2021

Gross Proceeds to the Issuer (before deducting underwriting fees and other offering expenses and excluding accrued interest):	U.S.$842,872,500

Average Life Yield to Worst:	3.774%

Spread to Benchmark Treasury:	165 basis points

Benchmark Treasury:	1.875% due February 15, 2051

Benchmark Treasury Price and Yield:	94-17+; 2.124%

Reopening:

The Bonds constitute a further issuance of, and will form a single series with, the U.S.$1,200,000,000 aggregate principal amount of Panama’s 4.500% Global Bonds due 2050 issued on April 16, 2018 and the U.S.$550,000,000 aggregate principal amount of Panama’s 4.500% Global Bonds due 2050 issued on October 25, 2018.

Listing and Trading:	Application will be made to list the Bonds on the Official List of the Luxembourg Stock Exchange and to have the Bonds admitted to trading on the Euro MTF Market.

Optional Redemption:

Prior to October 16, 2049 (six months prior to the maturity date of the Bonds), the Bonds will be redeemable, in whole or in part, at any time and from time to time, at Panama’s option, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to the greater of (1) 100% of the principal amount of the Bonds being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Bonds being redeemed (excluding the portion of any such interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined in the preliminary prospectus supplement), plus 25 basis points, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date.

At any time on or after October 16, 2049 (six months prior to the maturity date of the Bonds), the Bonds will be redeemable, in whole or in part at any time and from time to time, at Panama’s option, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the Bonds to be redeemed, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the date of redemption.

Use of Proceeds:	Panama will use the proceeds from the Bonds for general budgetary purposes.

Governing Law:	State of New York

Underwriting Fee:	0.065%

Form:	Book-Entry Only, registered in the name of Cede & Co., as the nominee of DTC

Denominations:	U.S.$ 200,000 and integral multiples of U.S.$1,000 in excess thereof.

Interest Payment Dates:	April 16 and October 16

First Coupon Payment Date:	October 16, 2021

Settlement Date:	June 30, 2021 (T+5)

CUSIP/ISIN:	698299 BH6/US698299 BH68

Under the terms and subject to the conditions contained in an Underwriting Agreement incorporated by reference in the Terms Agreement, dated June 23, 2021 HSBC Securities (USA) Inc., Santander Investment Securities Inc. and Scotia Capital (USA) Inc. as the underwriters have severally agreed to purchase and the Republic of Panama has agreed to sell to the underwriters, the principal amount of the Bonds indicated below:

Underwriters:
HSBC Securities (USA) Inc.	U.S.$	250,000,000
Santander Investment Securities Inc.	U.S.$	250,000,000
Scotia Capital (USA) Inc.	U.S.$	250,000,000
Total	U.S.$	750,000,000

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

A preliminary prospectus supplement of the Republic of Panama accompanies the free-writing prospectus and is available from the SEC’s website at https://www.sec.gov/Archives/edgar/data/0000076027/000119312521196800/d115383d424b3.htm

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, toll-free, HSBC Securities (USA) Inc. at +1 (866) 811-8049, Santander Investment Securities Inc. at +1 (855) 403-3636 or Scotia Capital (USA) Inc. at +1 (800) 372-3930.

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